Filed Pursuant to Rule 433 under the Securities Act

Registration Statement No. 333-233687

Issuer Free Writing Prospectus dated September 29, 2020

NATIONAL RURAL UTILITIES

COOPERATIVE FINANCE CORPORATION

COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:*	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$400,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	September 29, 2020

Settlement Date:	October 8, 2020 (T+7)

Maturity Date:	March 15, 2031

Coupon:	1.35%

Price to Public:	99.748%

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Yield:	0.646%

Spread to Benchmark Treasury:	+73 basis points

Yield to Maturity:	1.376%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March 15, 2021

Optional Redemption:

The issuer may redeem the bonds at any time, prior to December 15, 2030, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on December 15, 2030, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after December 15, 2030, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NW1 / US637432NW12

Joint Book-Running Managers:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Truist Securities, Inc.

Senior Co-Manager:	Regions Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, Mizuho Securities USA LLC toll-free at 1-866-271-7403, PNC Capital Markets LLC toll-free at 1-855-881-0697 or Truist Securities, Inc. toll-free at 1-800-685-4786.